

December 1, 2011

<u>Via E-mail</u>
Thomas R. Cangemi
Senior Executive Vice President
  and Chief Financial Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, New York 11590

> **Re: New York Community Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Forms 10-Q for the Quarters Ended March 31, 2011, June 30, 2011**
> **and September 30, 2011**
> **Filed May 10, 2011, August 9, 2011 and November 9, 2011**
> **File No. 001-31565**

Dear Mr. Cangemi:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Angela Connell

                                        Angela Connell
                                        Staff Accountant